SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       NICOLLET PROCESS ENGINEERING, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   654085 10 9
                                 (CUSIP Number)


                               Karen Kusko, Esq.
                        c/o Oscar Capital Management LLC
                                900 Third Avenue
                               New York, NY 10022
                                 (212) 750-6915
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   November 7, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.: 654085 10 9                                                Page  2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Oscar Capital Management LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  |X| (a)
                                                                  |_| (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                        |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF                 7       SOLE VOTING POWER
      SHARES                           233,333
   BENEFICIALLY
    OWNED BY
      EACH                     8       SHARED VOTING POWER
   REPORTING
  PERSON WITH                  9       SOLE DISPOSITIVE POWER
                                       233,333
                              10       SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     233,333

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.14%

14   TYPE OF REPORTING PERSON*

     IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.: 654085 10 9                                     Page  3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Andrew K. Boszhardt, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  |X|(a)
                                                                  |_|(b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

     NUMBER OF           7          SOLE VOTING POWER
      SHARES                        621,500
   BENEFICIALLY
     OWNED BY
       EACH              8          SHARED VOTING POWER
    REPORTING
   PERSON WITH           9          SOLE DISPOSITIVE POWER
                                    621,500
                        10          SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     693,500 (includes 72,000 warrants)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.29%

14   TYPE OF REPORTING PERSON*

     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                           SCHEDULE 13D

CUSIP No.: 654085 10 9                                           Page  4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Anthony Scaramucci

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |X|(a)

                                                                         |_|(b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    116,667
   BENEFICIALLY
     OWNED BY
       EACH                8    SHARED VOTING POWER
    REPORTING
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                116,667
                          10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     116,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.57%

14   TYPE OF REPORTING PERSON*
     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.: 654085 10 9                                                Page  5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     David R. Chamberlin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |X|(a)
                                                                         | |(b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

     NUMBER OF              7    SOLE VOTING POWER
      SHARES                     399,667
   BENEFICIALLY
    OWNED BY
      EACH                  8    SHARED VOTING POWER
    REPORTING
   PERSON WITH              9    SOLE DISPOSITIVE POWER
                                 399,667
                           10    SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     432,667 (includes 33,000 warrants)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                      |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.54%

14   TYPE OF REPORTING PERSON*
     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.           Security and Issuer.

     This statement refers to the Common Stock of Nicollet Process Engineering, Inc. (the "Company"), 420 North Fifth Street, Ford Centre, Suite 1040, Minneapolis, Minnesota, 55401.

Item 2.       Identity and Background.

              (a)      The names of the persons filing this statement are:

              Andrew K. Boszhardt, Jr.

              Anthony Scaramucci

              David R. Chamberlin

              Oscar Capital Management LLC

              (b) The business address of the persons filing this statement, except for David R. Chamberlin, is 900 Third Avenue, New York, New York, 10022. The business address of David R. Chamberlin is 260 Wrights Road, Aspen, Colorado, 81612.

             (c) Andrew K. Boszhardt, Jr. is a member owning 66.67% of the ownership interest in Oscar Capital Management LLC, a registered investment adviser.

             Anthony Scaramucci is a member owning 33.33% of the ownership interest in Oscar Capital Management LLC, a registered investment adviser.

             David R. Chamberlin is a former co-worker and long-time friend of Andrew K. Boszhardt. Mr. Chamberlin is an independent investment manager.

             Oscar Capital Management LLC is a registered investment adviser. Andrew K. Boszhardt, Jr. and Anthony Scaramucci are the sole members of Oscar Capital Management LLC.

             (d) and (e). None of the individuals named have, within the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

             (f) All of the individuals named are United States citizens. Oscar Capital Management LLC is a New York limited liability company.

Item 3.      Source and Amount of Funds.

             Personal or working capital funds, as the case may be, were used to acquire the securities referred to in Item 5.

Item 4.      Purpose of Transaction.

             The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. They may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but the reporting persons are not presently aware of any plans or proposals required to be described in answer to Item 4, except that Mr. Boszhardt has been named to the Board of Directors of the Company as of November 7, 1997.

Item 5.      Interest in Securities of the Issuer.

             (a) As of November 7, 1997, shares of the Common Stock of the Issuer were beneficially owned as follows:

                                       Common Stock        Warrants


         Andrew K. Boszhardt, Jr.       621,500             72,000
         Anthony Scaramucci             116,667
         David R. Chamberlin            399,667             33,000
         Oscar Capital Management LLC   233,333


         The Issuer currently has 4,535,194 shares of Common Stock outstanding.

         The persons named in answer to Item 2(a) hereof own an aggregate of 1,476,167 shares of Common Stock, constituting 32.55% of the Common Stock which will then be outstanding.

             (b) See the answer to Item 2 hereof.

             (c) On November 7, 1997, each of the reporting persons referred to in Item 5 entered into a subscription agreement (the "Subscription Agreement") with the Company to purchase an aggregate of 1,166,667 shares of the Company's common stock, no par value (the "Shares"), at a purchase price of $.60 per share. The Subscription Agreement provides for certain preemptive rights for the purchasers. On November 7, 1997, the parties to the Subscription Agreement also entered into a registration rights agreement with respect to the Shares. Concurrently with the purchase of the Shares, Mr. Pierce McNally and Mr. Robert Pitner, each an officer with the Company, entered into a letter agreement agreeing to vote or cause their respective transferees to vote, during the Minimum Holding Period (so long as the reporting persons referred to in Item 5 own in the aggregate a minimum of 500,000 Shares), in favor of electing Mr. Boszhardt to the Board of Directors of the Company.

             (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Oscar Capital Management LLC (the "Company") is a limited liability company organized under the laws of the state of New York. Andrew K. Boszhardt, Jr. and Anthony Scaramucci are the sole members of the Company and own 66.67% and 33.33% of the Company, respectively. David R. Chamberlin is a former co-worker and long-time friend of Andrew K. Boszhardt, Jr.

Item 7.       Material Filed as Exhibits.

              Joint Reporting Agreement and Power of Attorney.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 17, 1997

                                        OSCAR CAPITAL MANAGEMENT LLC
                                        for itself

                                        By:/s/ Adrew K. Boszhardt, Jr.
                                             Andrew K. Boszhardt, Jr.


                                                /S/ ANDREW K. BOSZHARDT, JR
                                                    Andrew K. Boszhardt, Jr.


                                                                    *
                                                    Anthony Scaramucci

                                                                     *
                                                    David R. Chamberlin

OSCAR CAPITAL MANAGEMENT LLC
As Attorney in Fact


By: /S/ ANDREW K. BOSZHARDT, JR*
         Andrew K. Boszhardt, Jr.

                                                            EXHIBIT A


                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY

     WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

     WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

     NOW THEREFORE, each of the undersigned hereby agrees as follows with each of the other Reporting Persons:

     1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

     2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

     3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

     4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

     5. The undersigned hereby appoint Oscar Management LLC, as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

     6. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  November 17, 1997


                                          ANDREW K. BOSZHARDT, JR.
                                         (Name of Reporting Person)


                                         /S/ ANDREW K. BOSZHARDT, JR.
                                                 (Signature)


                                             ANTHONY SCARAMUCCI
                                         (Name of Reporting Person)


                                        /S/ ANTHONY SCARAMUCCI
                                                (Signature)


                                            DAVID R. CHAMBERLIN
                                         (Name of Reporting Person)


                                        /S/ DAVID R. CHAMBERLIN
                                               (Signature)

AGREED TO
AND ACCEPTED:

OSCAR CAPITAL MANAGEMENT LLC


By: /S/ ANDREW K. BOSZHARDT, JR.
    Name: Andrew K. Boszhardt, Jr.
    Title:  Chief Executive Officer